06010358

QRSciences Holdings Ltd

8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 19 2006
152
WASH. D.C.

SUPPL

4 January 2005

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of December, 2005, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsciences.com.

Yours Faithfully,

Darren Bromley
Company Secretary

Attachments

Exhibit Index on Page 2

PROCESSED
JAN 23 2006
THOMSON
FINANCIAL

dlw 1/23

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 November to 30 November 2005.

Doc Date	Headline	Pages
12/05/05	New Australian Security Technology Unveiled at Parliament House	3
12/12/05	Appendix 3Y	4
12/19/05	Expiry of Options	2
12/28/05	Release of Escrow	2
12/30/05	Appendix 3B	9
12/30/05	Appendix 3B	9

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**05/12/05**
Document Ref:	**261**
Release Time:	**Immediate**
Subject	**New Australian Security Technology Unveiled at Parliament House**

QRSciences

MEDIA STATEMENT

Monday 5 December, 2005

NEW AUSTRALIAN SECURITY TECHNOLOGY UNVEILED AT PARLIAMENT HOUSE

Australian-developed and funded technology to identify a range of difficult to detect high-explosives at security check-points around the world was unveiled for the Australian Government at Parliament House in Canberra today.

Minister for Transport Warren Truss and Minister for Industry Ian Macfarlane officially launched the innovative new technology which is being trialed in the United States, Italy and Singapore.

The technology has been developed by Perth-based QRSciences. The launch at Parliament House was an opportunity to thank Australia for its support and confidence in the technology, which is being marketed through QRSciences and Canberra based XTEK Limited.

The two new scanning units, Rapiscan's QXR1000 and QRSciences proprietary T3-03, can detect a range of dangerous high-explosives that present difficulty for stand alone X-ray technology. The technology adds functionality, is reliable, easy-to-use and compatible with existing procedures.

Australian Industry Minister, Ian Macfarlane, congratulated QRSciences on its innovative approach to a world-wide security need.

"The two new scanning devices being launched for sale are another stand-out example of Australian technology and innovation at work with real results. The Australian Government has a significant interest in this project through a recent A$2.8 million *R&D Start* grant and other funding totalling $3.8 million to QRSciences through AusIndustry over recent years," Minister Macfarlane said.

Representatives from a range of Federal Government departments, senior bureaucrats and authorities attended the demonstrations of the new devices.

QRSciences Director and international aviation security expert Norman Shanks FSyI said that it was exciting for the company to return to its roots and thanked both the Australian government and investors for their support.

Mr Shanks, a former Airport Security Manager for Heathrow Airport from 1986-91 and Head of Group Security for BAA Plc (operator of several major UK airports including Heathrow and Gatwick) from 1991-1996, said governments around the world were working with the industry to develop and adopt new screening technologies in their fight against terrorism.

"There is no doubt that while we're all on a steep learning curve, check-point screening remains a critical part of aviation security. Once passengers and their carry on baggage are through the check-point, it's usually too late to overcome security problems," Mr Shanks said.

Mr Shanks praised the Australian Government for its further investment in aviation security following recommendations of the Wheeler report in September.

"Unfortunately, criminals and terrorists don't stand still and neither can we," he said.

"The new scanning units are applicable not only to airports, but to any facility or office that could be vulnerable to criminal or terrorist activity."

Mr Shanks said that recent terrorist threats, attacks or arrests in Sydney, Bali and London demonstrated that continued vigilance and investment in more effective security screening procedures was essential in the ongoing fight against terrorism.

About QRSciences

QRSciences is a developer of advanced technology and leader in Quadrupole Resonance (QR), an emerging explosive detection technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of difficult to detect explosives. Applications include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

In September, 2005, Gilardoni SPA announced a pilot program combining QRSciences technology with Gilardoni X-ray systems at an undisclosed primary airport in Italy. In November, 2005, QRSciences announced that a working trial had started with the Singaporean Immigration and Checkpoint Authority at a major checkpoint used by more than 100,000 people a day. In September, 2005, QXR 1000, incorporating Rapiscan's X-ray system and QRSciences' proprietary hardware and software was presented before the United States House Committee on Homeland Security by its development and manufacturing partner OSI Systems. Rapiscan, a division of OSI Systems, is a leading supplier of high-quality security inspection solutions utilizing X-ray and gamma-ray imaging and advanced threat identification techniques such as neutron and diffraction analysis.

QRSciences is headquartered in Perth, Western Australia with a wholly-owned subsidiary, QRSciences Corporation, based in San Diego, California.

For further information, please contact:
Mr Warrick Hazeldine
Purple Communications
Tel: 08 9485 1254 Mob: 0417 944 616 E: whazeldine@purplecom.com.au

Or visit: www.qrsciences.com

Ends/

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**12/12/05**
Document Ref:	**262**
Release Time:	**Immediate**
Subject	**Appendix 3Y**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : QRSCIENCES HOLDINGS LIMITED
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kevin Lee Russeth
Date of last notice	19 July 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	5 December 2005
No. of securities held prior to change	Indirect - 1,725,000 Fully paid Ordinary shares. Direct – 9,375,000 Fully paid Ordinary shares. Direct - 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. Direct - 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. Direct - 1,250,000 Options exercise price $1.00 expiry date 12 January 2006.
Class	Fully paid Ordinary Share

Number acquired	Direct – 100,000 Fully paid Ordinary Shares Indirect - 62,500 Fully paid Ordinary Shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17,875
No. of securities held after change	Indirect - 1,787,500 Fully paid Ordinary shares. Direct – 9,475,000 Fully paid Ordinary shares. Direct - 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. Direct - 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. Direct - 1,250,000 Options exercise price $1.00 expiry date 12 January 2006.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	QRSciences Holdings Limited
Code:	QRS
HOMEX:	Perth
Document Date:	19/12/05
Document Ref:	263
Release Time:	Immediate
Subject	Expiry of Options

QRSciences

Expiry of Options

QRScience Holdings Limited advises in relation to the options due to expire on 12 January 2006 ("Options") that:

(a) There are a total of 37,999,184 Options held, which are convertible into 37,999,184 shares in QRSciences Holdings Limited on a one for one basis.

(b) The exercise price for the Options is $0.40.

(c) The due date for payment of the exercise price is 12 January 2006.

(d) If the exercise price is not paid, the Options will expire.

(e) The options will cease to be quoted and tradable on the Australian Stock Exchange as from the close of trading on 5 January 2006.

(f) The most recent market price for the Options is $0.0002 as at 25 October 2005.

(g) The highest market price of the Options during the 3 months immediately before the notice is issued was $0.006 on 22 September 2005 and the lowest price was $0.0002 as at 25 October 2005.

(h) QRSciences Holdings Limited ordinary shares most recently traded at $0.093 on 19 December 2005. The highest market price of QRSciences Holdings Limited ordinary shares during the 3 months immediately before the notice is issued was $0.14 on 23 September 2005 and the lowest price was $0.09 as at 14 September 2005.

(i) The Company has not entered into any underwriting agreement with regard to the exercise of the Options.

Yours faithfully

Darren Bromley

Company Secretary

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**28/12/05**
Document Ref:	**264**
Release Time:	**Immediate**
Subject:	**Release of Escrow**

QRSciences
Holdings Limited

28 December 2005

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

QRSCIENCES HOLDINGS LIMITED
(ASX: QRS)

Dear Sir

In accordance with ASX Listing Rule 3.10A we hereby advise that the following securities issued on the 20 July 2005 will be released from escrow on 9 January 2005.

1,100,000 fully paid ordinary shares.

Yours faithfully

Darren Bromley

Company Secretary
QRSciences Holdings Limited

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**30/12/05**
Document Ref:	**265**
Release Time:	**Immediate**
Subject:	**Appendix 3B**

QRSciences
Holdings Limited

30 December 2005

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

Dear Sir / Madam

QRSciences Holdings Ltd ("**QRSciences**") advises that on 31 December 2005, 23,686,217 "A Preference Shares" will convert to Ordinary Shares issued on terms as detailed in the Company's constitution.

"A Preference Shares" were issued to QRSciences Ltd shareholders as consideration for the takeover of QRSciences Ltd.

Please see attached an Appendix 3B in relation to the issue of 23,686,217 Ordinary Shares in QRSciences.

Yours faithfully

Darren Bromley

Company Secretary
QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,686,217 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	"A Preference Shares" convert to "Ordinary Shares" on 31 December 2005. "A Preference Shares" were issued to QRSciences Ltd shareholders as consideration for the takeover of QRSciences Ltd.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 December 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
245,744,028**	Fully paid ordinary shares
37,965,851 *(** 12,833,335 subject to voluntary restriction of ESP)*	40 cent options 12 January 2006 expiry

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry
		23,686,248	B preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 December 2005
(Company Secretary)

Print name: Darren Bromley

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**30/12/05**
Document Ref:	**266**
Release Time:	**Immediate**
Subject:	**Appendix 3B**

QRSciences
Holdings Limited

30 December 2005

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

Dear Sir / Madam

On 31 December 2005, Staff of QRSciences are entitled to be issued Ordinary Shares as per the QRSciences' Employee Share Plan.

Please see attached an Appendix 3B in relation to the issue of 258,333 Ordinary Shares in QRSciences.

Yours faithfully

Darren Bromley

Company Secretary
QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	258,333 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 December 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
246,002,361**	Fully paid ordinary shares
37,965,851 *(** 12,833,335 subject to voluntary restriction of ESP)*	40 cent options 12 January 2006 expiry

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry
		23,686,248	B preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 30 December 2005

Print name: Darren Bromley